UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-215571

MGM Growth Properties Operating Partnership LP

(Exact name of registrant as specified in its charter)

1980 Festival Plaza Drive, Suite 750

Las Vegas, Nevada 89135

(702) 669-1480

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.500% Senior Notes Due 2028

5.750% Senior Notes Due 2027

4.500% Senior Notes Due 2026

5.625% Senior Notes Due 2024

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

*

Subsequent to the expiration of the obligation of MGM Growth Properties Operating Partnership LP (“MGP OP”) to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the registrant continued as a voluntary filer in order to satisfy contractual obligations under the indentures governing its outstanding debt securities. As of April 29, 2022, these indentures were amended to, among other things, remove the requirement that the registrant file periodic reports with the SEC. This Form 15 is notice of MGP OP’s termination of its voluntary filing of the reports required to be filed by Section 13 or 15(d) of the Exchange Act.

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VICI PROPERTIES 2 L.P. (as successor by merger to MGM Growth Properties Operating Partnership LP)

Date: May 9, 2022	By:	/s/ Samantha S. Gallagher
	Name:	Samantha S. Gallagher
	Title:	Secretary